PowerShares by Invesco

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

April 6, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	PowerShares Exchange-Traded Self-Indexed Fund Trust

1933 Act Registration No. 333-221046

1940 Act Registration No. 811-23304

Ladies and Gentlemen:

On behalf of PowerShares Exchange-Traded Self-Indexed Fund Trust (the “Trust”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of Post-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-1A. This Amendment is being filed in order to register eight new series of the Trust, to be called the Invesco Emerging Markets Debt Quality ETF, Invesco Emerging Markets Debt Value ETF, Invesco High Yield Bond Quality ETF, Invesco High Yield Bond Value ETF, Invesco Investment Grade Quality ETF, Invesco Investment Grade Value ETF, Invesco Multi-Factor Core Bond ETF and Invesco Multi-Factor Core Plus Bond ETF.

Please send copies of all correspondence with respect to this Amendment to the undersigned, or contact me at (630) 684-6724.

Very truly yours,

/s/ Adam Henkel

Adam Henkel

Senior Counsel

800 983 0903     powershares.com     @PowerShares